Exhibit 99.1

Afya Limited Announces Hiring of Future CFO

March 18, 2020 – Afya Limited, or Afya (Nasdaq: AFYA), today announced that it has hired Luis André Blanco, who has joined Afya effective as of today, and will assume the position of Chief Financial Officer effective as of April 20, 2020.

On January 13, 2020, Afya announced that Luciano Toledo de Campos, its current Chief Financial Officer, had notified Afya of his intention to leave for personal reasons. Luciano will remain as Chief Financial Officer of Afya during a transition period to ensure a smooth and effective transition of his duties to Luis André, including through Afya’s scheduled full year 2019 financial results announcement.

Virgilio Gibbon, Afya’s Chief Executive Officer, said, “Luis’s extensive financial background, his proven record in public-company finance and accounting experience; expertise in capital markets; M&A; strategic planning and analysis will be a key asset to Afya as we continue driving our strategy for long-term growth and profitability”

Luis André Blanco has more than 20 years of financial management experience. Before joining Afya, he served as CFO for OdontoPrev for 10 years, where he oversaw corporate finance - treasury, financial planning, M&A, tax and accounting - operations, legal and compliance. Prior to that, Luis served as a Financial Officer at Vivo S.A from 2003 – 2009 and also as CFO at Tele Centro – Oeste Celular Participações from 2000-2003. Luis holds a bachelor’s degree in Engineering from the Federal University of Rio de Janeiro (UFRJ) and an executive program degree from University of Westminster, London, England.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and continuing medical education activities.

Contact: Investor Relations: ir@afya.com.br